

Mail Stop 3561

August 16, 2018

<u>Via E-mail</u>
Mr. Chuck Ence
Chief Financial Officer
New Age Beverage Corporation
1700 E. 68th Avenue
Denver, CO 80229

> **Re:** **New Age Beverage Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 17, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 15, 2018**
> **File No. 001-38014**

Dear Mr. Ence:

We issued comments to you on the above captioned filings on June 27, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 30, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Brian McAllister at (202) 551-3341 or Angela Lumley at (202) 551- 3398 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining